24-4432

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM 1-A

### REGULATION A OFFERING STATEMENT

### UNDER THE SECURITIES ACT OF 1933

## BANXCORP
(Exact name of Registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)



02036214

**BANXCORP**

6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Address, including zip code, and telephone
number, including area code, of issuer's
principal executive offices)

**NORBERT MEHL**
Chairman, President and Chief Executive Officer

BanxCorp
6 Palmer Avenue, Suite 2
Scarsdale, NY 10583
914-722-1600

(Name, address, including zip code, and
telephone number, including area code, of agent
of service)

**Copies to:**

**FRANK B. BALDWIN, ESQUIRE**
2200 Locust Street
Philadelphia, Pennsylvania 19103
215-735-1234

| 6153 | 51-0343258 |
|---|---|
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is
filed indicating the intention to become qualified by operation of the terms of Regulation A.

# PART I---NOTIFICATION

## ITEM 1. Significant Parties

(a) The issuer's directors are as follows:

| Name of Director | Position | Business Address | Residential Address |
|---|---|---|---|
| Norbert Mehl | Chairman of the Board | 6 Palmer Avenue Suite 2 Scarsdale, NY 10583 | 153 S. Morris Lane Scarsdale, NY 10583 |
| Diana Mehl | Director | 6 Palmer Avenue Suite 2 Scarsdale, NY 10583 | 153 S. Morris Lane Scarsdale, NY 10583 |
| Raul G. de Asis | Director | 49 East 96$^{th}$ Street New York, NY 10128 | 49 East 96th Street New York, NY 10128 |

(b) The issuer's officers are as follows:

| Name of Officer | Position | Business Address | Residential Address |
|---|---|---|---|
| Norbert Mehl | President and CEO | 6 Palmer Avenue Suite 2 Scarsdale, NY 10583 | 153 S. Morris Lane Scarsdale, NY 10583 |
| Diana Mehl | CFO and Senior Vice President | 6 Palmer Avenue Suite 2 Scarsdale, NY 10583 | 153 S. Morris Lane Scarsdale, NY 10583 |
| Roy P. Adams | Vice President | 6 Palmer Avenue Suite 2 Scarsdale, NY 10583 | 3339 Baychester Avenue Bronx, NY 10469 |

(c) Not applicable.

(d) Norbert Mehl is the sole owner of record of the issuer's equity securities. See address above.

(e) Norbert Mehl is the beneficial owner of the issuer's equity securities. See address above.

(f) Norbert Mehl is the promoter of the issuer. See address above.

(g) Norbert Mehl, Diana Mehl, Raul G. de Asis and Roy P. Adams are affiliates of the issuer. See addresses above.

(h) Frank B. Baldwin, III, Esquire is counsel to the issuer with respect to the proposed offering. Mr. Baldwin's office address is 2200 Locust Street, Philadelphia, Pennsylvania 19103, and his residence address is 2025 Brandywine Street, Philadelphia, Pennsylvania 19130.

(i) There are no underwriters with respect to the proposed offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

## ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

## ITEM 3. Affiliate Sales

Not applicable.

## ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered directly by the Company on an ongoing and continuous basis through advertisements in local print and Internet media and will only be sold in New York by the Company's own employees. The securities have been registered in Georgia and New York. Purchasers in this offering and in any subsequent trading market must be residents of the states where the securities have been registered.

## ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Not applicable.

(b) Not applicable.

(c) Not applicable.

## ITEM 6. Other Present or Proposed Offerings

The issuer is not currently contemplating the offering of any securities in addition to those covered by this Form 1-A.

## ITEM 7. Marketing Arrangements

(a) Not applicable.

(b) Not applicable.

## ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

## ITEM 9. Use of a Solicitation of Interest Document

(a) No publication authorized by Rule 254 was used prior to the filing of this notification.

$5,000,000

# BanxCorp

### Investment Certificates
### With Maturities of 12 to 60 Months from Date of Issue

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates) of BanxCorp, a Delaware corporation (the Company). The Company's principal executive offices are located at 6 Palmer Avenue, Suite 2, Scarsdale, New York 10583.

The Certificates are not redeemable, non-negotiable, and will be issued in book-entry form, in minimum denominations of $1,000. The Certificates will be offered in maturities of twelve to sixty months from the date of issue, with a fixed interest rate depending on the term. The maturity dates of the Certificates may be extended by the Company if the Certificate-holder chooses the Rollover Option, unless the holder thereof requests payment within seven days after the original maturity. Every Certificate rollover will be considered a new Certificate issuance and will count toward the $5,000,000 limit exempted under Regulation A. Interest rates offered will be subject to change from time to time according to market conditions. See "Securities Being Offered."

The Company is offering the Certificates directly to investors through its own employees on an ongoing and continuous basis. The Certificates will be issued at their principal face value, without a discount, except in the case of zero-coupon Certificates, and are not being sold through commissioned sales agents or underwriters. See "Plan of Distribution."

**The Company is not a bank regulated under any state or federal banking laws and the Certificates are not insured by the Federal Deposit Insurance Corporation or any government entity.**

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS."

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR**

COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

## Item 2. Distribution Spread

|  | Price to Public | Underwriting discount and commissions | Proceeds to issuer or other persons |
|---|---|---|---|
| Per Certificate | $1,000 or greater | 0% | $1,000 or greater |
| Total | $5,000,000 | $0 | $5,000,000 |
| Total Minimum | No minimum | $0 | No minimum |
| Total Maximum | $5,000,000 | $0 | $5,000,000 |

Offering expenses to be borne by the Company are estimated at approximately $100,000.

There will be no public market for the Certificates. The Certificates will not be transferable without the prior written consent of the Company. The Company's consent will be withheld for reasons considered appropriate by the Company. These reasons may include the Company's determination that such transfer might result in a violation of any state, federal, or other applicable securities law. The Company reserves the right to withdraw, cancel, or modify the offer hereby at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the interest rates then being offered on the Certificates or the method of calculating interest rates to be posted on the Company's website or sent by mail upon request.

**Information on Certificate interest rates and maturities
is available on the Company's website at
www.banxcorp.com/investments/
or by calling toll-free 800-765-3000.**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Offering Statement has been qualified.

The date of this Offering Statement is May 13, 2002.

# TABLE OF CONTENTS

THIS OFFERING STATEMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING STATEMENT.

The Certificates are not being offered in any jurisdiction where the offer is not permitted.

## Item 3. Risk Factors

Any statements made in this Offering Statement that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this Offering Statement represent management's best judgment as to what may occur in the future. However, the Company's actual outcome and results are not guaranteed and are subject to certain risks, uncertainties, and assumptions, including the following:

### No Previous Experience In Business Lending

The Company has not previously made small business loans and may not be successful in overcoming the risks of developing and operating such a business. Most of the proceeds from this offering, except for offering expenses, will be used in providing loans to small businesses and any default on these loans will affect the Company's ability to repay the Certificates.

### No Public Market for the Certificates

The Certificates are a new issue of securities for which there is no public trading market. The Company does not anticipate that a public market for the Certificates will develop in the foreseeable future. Any investment in the Certificates will be highly illiquid and investors in the Certificates may not be able to sell or otherwise dispose of their Certificates in the open market. Unless otherwise provided in the applicable pricing supplement, the Company will not revise its Certificate ownership records to reflect transfers, assignments, or pledges of the Certificates. This may limit the investor's ability to transfer, assign, or pledge a Certificate.

### Absence of Insurance and Regulation

The Company is not subject to state or federal statutes or regulations applicable to banks and savings and loan associations with regard to deposit insurance, the maintenance of reserves, or the quality or condition of its assets. The Certificates offered by the Company are not certificates of deposit ("CDs"). Payment of principal and interest on the Certificates is not guaranteed by any governmental or private insurance fund or any other entity.

### Factors Affecting the Company's Ability To Repay Certificates

The Company's revenues from operations, including any future securitization or sale of assets, the Company's working capital, and cash generated from additional debt or equity financings represent the Company's sources of funds for the repayment of principal at maturity and the ongoing payment of interest on the Certificates. The Company may not be able to pay the ongoing interest on the Certificates or to repay the face amount of the Certificates at their maturity. The Company's ability to do so will depend on the availability of sufficient funds. If the Company does not have the funds to repay the holder of a Certificate, then such holder could lose all or a substantial portion of such holder's investment in the Certificates.

### Lack of Security And Subordination of Debt Represented by Certificates

The Certificates are not secured by the assets of the Company. Payment of principal and interest on the Certificates by the Company is subordinate to all present and future Senior Debt. Senior Debt can be incurred even after the offering of the Certificates. See "Securities Being

4

Offered – Subordination," "Use of Proceeds," "Capitalization," and "Financial Statements" herein. As of March 31, 2002, the Company had Senior Debt outstanding in the amount of $123,242. There is no limit on the amount of Senior Debt that the Company may incur. As a result of the subordinate status of the Certificates, all present and future Senior Debt of the Company has a right to be paid prior to the repayment by the Company of the Certificates. Therefore, in the event of a default in payment of the Senior Debt, payment of principal and interest on the Certificates will be prohibited until that default is cured. Moreover, in the event of the insolvency or liquidation of the Company, the Company's assets available to make payments of interest or principal on the Certificates will be only those of its assets remaining after payment of all of the Company's Senior Debt. The holders of the Certificates may not be repaid in the event of any liquidation, insolvency, or other similar event involving the Company. Any available funds (after all of the Company's Senior Debt has been repaid) will be pro rated among all the holders of the Certificates (regardless of a Certificate's maturity or interest rate).

### Absence of Sinking Fund or Trust Indenture

The Certificates are unsecured obligations of the Company and no sinking fund or trust indenture exists for the benefit of Certificate-holders. (A sinking fund is made up of contributions on a regular basis to a separate account to repay the Certificates. A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders).

### Terms of Final Certificate May Vary from Terms Requested

Because the Company will change the interest rates and maturities of the Certificates being offered from time to time, it is possible that by the time an application and payment for a Certificate is received, different interest rates and/or maturities may be in effect for the Certificates and the terms of a Certificate purchased may be different from those anticipated by the investor. In this event, the investor will have the right to cancel the purchase within 5 days from the date the Certificate is issued. See "Confirmation of Purchase."

### No Escrow of Funds

An escrow account will not be established for the proceeds of the Offering because the Company expects to invest such funds for its business purposes as they are received. Therefore, as proceeds from the Offering are received by the Company, they will automatically be available for use by the Company.

### Prior Auditor

The financial statements of the Company as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 was in compliance with applicable licensing requirements of the State of Delaware, where the Company is incorporated, but not with the State of New York's licensing requirements were the Company is currently located.

### Credit Risks

The Company intends to make small business loans using automated credit scoring tools. Loans will be offered to small businesses that have a preference for shorter applications and expedited credit approvals, although the loans may carry higher interest rates than those available through traditional full service, local banking relationships. The Company's loans will not be guaranteed by the U.S. Small Business Administration (SBA). To the extent that the Company's loans may be of a riskier nature than loans made by traditional sources of business financing, holders of the Certificates may be at greater risk. Furthermore, while the owners or principals of the businesses applying for loans from the Company will be required to sign personal guarantees, the loans will not be secured by any property of the borrowers or by that of any other party. The borrowers to whom the Company will lend funds may not be able to repay their loans or the interest due and, as a result, the ability of the Company to repay the principal of or interest on the Certificates in a timely manner may be materially and adversely affected.

## Dependence on Borrowed Funds and Additional Equity Capital

The Company's proposed small business lending operations require additional capital, either from the sale of the Certificates or from other sources, such as bank borrowings or additional equity capital. Since there is no minimum offering amount and the Certificates are not being sold by through a "firm commitment" underwriting, the Company cannot predict how much money it will raise through this Offering. Failure to sell at least $500,000 of Certificates will significantly decrease the Company's ability to engage in small business lending. At present, there is no commitment by any person or entity to provide additional equity funding for the Company. The Company intends to maintain its existing term loans with The Bank of New York and JP Morgan Chase, each in the amount of $50,000, and $155,000 in lines of credit in the aggregate with various financial institutions, including JP Morgan Chase, The Bank of New York, Citibank, and Textron Financial, and to borrow funds under such lines as necessary to conduct its operations. There can be no assurance, however, that the Company will be able to maintain or increase its loans and lines of credit or, if necessary, replace its lines of credit, which expire annually. Lack of adequate bank loans or lines of credit may adversely affect the Company's business prospects.

## High Level Of Competition

The businesses of the Company are highly competitive and the Company will be competing with many established companies having much greater financial resources, experience, and market share than the Company. See "Description of Business – Competition."

## Macroeconomic Factors

Macroeconomic risk factors beyond the Company's control, such as the general state of the economy and financial markets, prevailing interest rates, credit availability, political and sovereign risk, increasing number of personal bankruptcies and business failures, and changes in federal, state, and local tax laws, could materially and adversely affect the Company's business. These factors may reduce the availability or increase the cost of operating funds needed by the Company (whether obtained through borrowings, future securities sales, or otherwise) by reducing the Company's ability to make small business loans, and making it more difficult for the Company to collect its accounts receivable. This may cause the Company to experience greater credit losses and/or higher operating costs than anticipated.

### Company And Industry Event Risks

Events that adversely affect an entire industry can have an adverse effect on the Company and the ability to repay the Certificates. Business cycle volatility, mismanagement, changes in management, failure to anticipate shifts in the Company's markets, rising operating costs, regulation, and excessive leverage may lead to default.

### Item 4. Plan Of Distribution

The Company will sell the Certificates directly, without an underwriter or selling agent, and the securities will be sold by the following employees of the Company who, under Rule 3a4-1(a) of the Securities Exchange Act of 1934, are deemed not to be brokers: Norbert Mehl, Diana Mehl, Roy P. Adams, Martina Janeckova, Jacob Dolman, and Giuseppe Cristofaro. See "Directors, Executive Officers, And Significant Employees."

In accordance with the provisions of Rule 3a4-1(a)2, employees who sell the Certificates will not be compensated by commission or other remuneration based either directly or indirectly on the sale of the Certificates. In accordance with Rule 3a4-1(a)3, the employees will not be associated with any broker or dealer. In accordance with Rule 3a4-1(a)4(iii), the employees will limit their activities so that they communicate to potential purchasers through written communication that is approved by an officer or director of the Company. The employees will not engage in oral solicitations of potential purchasers. Furthermore, in responding to inquiries of a potential purchaser in a communication initiated by the potential purchaser, the employees will limit their responses to information contained in this Offering Statement. The employees may also perform ministerial and clerical work involved in effecting any purchase of the Certificates.

Upon qualification of the Offering Statement and pursuant to Rule 251(d)(1)(ii)(c) of the Securities Act of 1933, advertisements of the Certificates stating how the Offering Statement may be obtained will be published in local print and Internet media. After a prospective Certificate-holder is furnished with the Offering Statement through his or her preferred means of delivery, the purchase may be made by check, by wire transfer, by automated clearing house (ACH) electronic check, or by such other means as the Company shall from time to time determine, together with a signed and completed application submitted by mail or online at the Company's website at www.banxcorp.com/investments. The foregoing hyperlink will be the only hyperlink embedded within the Offering Statement or any other document required to be filed or delivered under federal securities laws and is embedded to facilitate the purchase of the Certificates online. The Company's website at www.banxcorp.com/investments will not be integrated with its other websites, but will be accessible through hyperlinks available at these other websites. See "Securities Being Offered – How To Purchase Certificates."

Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the Certificate-holder setting forth the terms of purchase. The application will request the prospective Certificate-holder's consent to receive information through the Internet and will advise the Certificate-holder of his or her right to revoke consent at any time and receive information in paper format. If that consent is not given or is later revoked, then information will be delivered to the Certificate-holder in paper format via standard mail. A paper copy of information previously delivered electronically will be delivered whenever a Certificate-holder

so requests, even when the Certificate-holder revoked consent after electronic delivery or there has been no revocation at all. The Offering Statement will be furnished to prospective Certificate-holders at least 48 hours prior to the delivery of the confirmation of purchase. It will be delivered with the confirmation of purchase, unless it has been delivered to that person at an earlier time. Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election. See "Securities Being Offered – Confirmation Of Purchase and Payment or Rollover At Maturity."

The Company may distribute the Certificates in one or more transactions: (1) at a fixed price or prices, which may be changed; (2) at market prices prevailing at the time of sale; (3) at prices related to the prevailing market prices; or (4) at negotiated prices.

The Certificates will be offered promptly upon qualification and on an ongoing and continuous basis for a period in excess of 30 days by the Company under Rule 415(a)(1)(ix) of Regulation C of the Securities Act of 1933, with no minimum amount to be sold. Therefore, there is no arrangement for the return of funds to subscribers if all of the Certificates to be offered are not sold. The Offering will end the earlier of the sale of all Certificates offered hereby or two years from the effective date of the Offering.

The Company does not presently intend to make offers or sales within six months after the completion of the Offering.

## Item 5. Use Of Proceeds

If the maximum dollar amount of Certificates is sold, the proceeds from this Offering will be used as follows:

|  | Amount | Percentage |
|---|---|---|
| **Total Proceeds** | $5,000,000 | 100.00% |
| **Less: Offering Expenses** | | |
| Commissions & Finders Fees | 0 | 0.00% |
| Legal & Accounting | 30,000 | 0.60% |
| Printing & Advertising | 70,000 | 1.40% |
| **Net Proceeds from Offering** | 4,900,000 | 98.00% |
| **Use of Net Proceeds** | | |
| General Corporate Funds | 400,000 | 8.16% |
| Small Business Loans | 4,500,000 | 91.84% |
| **Total Use of Net Proceeds** | $4,900,000 | 100.00% |

If less than the maximum dollar amount of Certificates is sold, the uses of funds shown above will be reduced proportionately, except the legal and accounting fees, which are being advanced by the Company and will be reimbursed to the Company out of the initial proceeds of

the sale of Certificates. The Company does not intend to use a material part of the proceeds to discharge any indebtedness incurred by the Company prior to this Offering. However, proceeds may be used for future repayment of Certificates. The Company may temporarily invest proceeds in income-producing securities before it disburses funds for financing of current operations or to make small business loans.

### Capitalization

The following table sets forth the capitalization of the Company as of its most recent fiscal quarter:

|  | Amount Outstanding As of 3/31/02 |
| --- | --- |
| **Debt:** |  |
| Short-term debt (average interest rate 6.23%) | $ 53,834 |
| Long-term debt (average interest rate 5.86%) | 69,408 |
| **Total debt** | 123,242 |
| **Stockholders equity:** |  |
| Common stock - par value | 78,287 |
| Additional paid-in capital | 617,213 |
| Retained earnings | (73,057) |
| **Total stockholders equity** | 622,443 |
| **Total Capitalization** | $745,865 |

The Company expects to engage periodically in additional private or public financings of a character and amount as determined by the Company in the future and as the need arises. After its initial Offering, the Company intends to have lines of credit in place to fund any outstanding loans, as well as to explore other avenues of raising capital which may then be available to it under applicable state and federal securities laws. The Company also intends to monitor its level of outstanding loans, so that they will not exceed the capital available to the Company to fund loans.

### Item 6. Description of Business

The Company operates a nationwide financial services marketplace under its registered service mark BanxQuote for financial institutions, consumers, and businesses through a portfolio of web-based finance channels, including a money and banking center, a personal finance center, an online finance center, an insurance and annuities center, and a business finance center.

In the following discussion, statements which are not purely historical facts, including statements about the Company's estimates, expectations, beliefs, intentions, or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation

Reform Act of 1995. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations. Factors that could cause these differences include, but are not limited to, the matters discussed above under "Risk Factors."

**Company History**

The Company was originally incorporated in the state of New York under the name MasterFund Inc. in 1984. The Company was reorganized as a Delaware corporation under the name BanxQuote Inc. in 1990, and subsequently changed its name to Banx.com Inc. in 2000, and to BanxCorp in 2001. During its early years, the Company served primarily as a deposit broker in the bank certificate of deposit market. In October 1985, the Company began a business relationship with the print edition of The Wall Street Journal by providing its weekly BanxQuote table with competitive deposit rates from banks and thrifts nationwide, as well as benchmark indices with weekly market trends.

From 1995 to 1997, the Company accelerated the development of its electronic delivery systems. As a result, the Company expanded its distribution agreements with professional capital market monitors including Bloomberg, Reuters, Dow Jones Telerate, and Knight-Ridder. The Company gradually expanded the range of its product offerings to include various mortgage and consumer loan rates from financial institutions throughout the United States.

In 1996, the Company launched a co-branded BanxQuote Banking Center in partnership with The Wall Street Journal Interactive Edition. Since that time, the Company has entered into similar syndication partnerships with other news organizations.

**Financial Services Marketplace**

The Company is an aggregator and distributor of rate quotes and market data for certificates of deposit, money market accounts, mortgages, home equity loans, auto loans, credit cards, personal loans, and government and corporate securities. Its services are available through proprietary websites and through a syndicate of co-branding partnerships with news and financial organizations. The Company's websites have generated, on average, two million user sessions per year since 1996, offering investors and borrowers the ability to compare and obtain certificates of deposit, loans, and related banking services. Participating financial service providers pay fees to the Company for the right to provide rate quotes at its BanxQuote marketplace, along with a link to their websites, which enables them to generate new accounts and financial transactions. The Company solicits prospective financial service providers through its in-house telemarketing staff. The Company also licenses its data and proprietary financial applications to third parties on a contractual basis.

The BanxQuote money and banking center provides participating FDIC-insured banks and thrifts the ability to quote their current rates, along with a link to their website, so that users can apply online or by telephone for certificates of deposit and money market accounts directly with these financial institutions.

The BanxQuote personal finance center provides participating lenders and brokers the ability to quote their current rates, along with a link to their website, so that users can apply

online for mortgages, home equity loans, auto loans, credit cards, and personal loans directly with these lenders and brokers.

The BanxQuote online finance center allows participating financial service providers the ability to feature online banking products and services, along with a link to their website, so that users can apply online for no-fee or low-fee online checking and savings accounts, online bill payment and presentment, online securities trading, and electronic funds transfer services.

The BanxQuote insurance and annuities center allows participating financial service providers the ability to feature their insurance and annuity products, along with a link to their website, so that users can apply online for auto insurance, home insurance, annuities, life insurance, and health insurance directly with these financial service providers.

**Small Business Loans**

The BanxQuote business finance center provides participating brokers and lenders the ability to feature their business lending products and services, along with a link to their website, so that users can apply online or by telephone for small business loans directly with these brokers and lenders. In order to expand the revenues generated by its business finance center, the Company will offer small business loans and lines of credit that are exempt from licensing requirements. The Company will place its own link in its BanxQuote business finance center alongside other participating financial service providers.

The Company will accept loan applications submitted online, by telephone, by mail or in person, and will approve or deny such loan applications using credit-scoring technology. Credit scoring is a statistically based means of underwriting that assigns a single quantitative measure, or score, to a potential borrower, representing the expected repayment performance of a loan. It substantially decreases the time, human input, and cost of reviewing applications by eliminating the need for face-to-face contact and character assessment, enabling the Company to make small business loans with reduced documentation requirements in locations where it has no physical presence through direct marketing, the Internet, and pre-approved applications delivered by standard mail and e-mail.

The Company will determine the applicants' creditworthiness and ability to make interest and principal payment by using a Fair, Isaac and Company (FICO) credit-scoring tool, which is standard practice in the industry. Based on empirical analysis, FICO scores augment credit report data on the owner or principal of the small business with basic information obtained from a loan application and a business credit bureau. The FICO small business credit scoring system does not require financial statements. Since in most cases the financial wherewithal and decision making of the small business extend from the owner of the firm, the willingness and ability of the business owner to repay personal borrowings are assumed to correlate with the ability and willingness of the firm controlled and managed by the owner to repay its loans. The Company will require applicants' principals to provide personal guarantees.

The Company will primarily target prospective small business borrowers with less than 20 employees and $2.5 million in annual sales. According to the SBA, there are approximately 25 million small businesses in the United States, representing 99.7% of all employers. According to the U.S. Census Bureau, over 90% of the total number of firms in the United States

have less than 20 employees with annual sales of less than $2.5 million. The Company's prospective borrowers may have access to conventional bank credit but may have a preference for shorter applications and expedited credit approvals.

The Company will require a single-page application for its loans and will offer approvals (or denials, as the case may be) within 24 hours or less. Annual interest rates on the loans will generally range from 10% to 16%, and loan amounts will range from $10,000 to $100,000, depending on the applicants' location and credit scores. Loan terms will range from one to five years and the principal amount on the loans will be amortized over the term of the loans. Loans will not be SBA-guaranteed. The Company has completed the development of a proprietary computerized loan administration system that will track the balances and payment histories of borrowers. Due to the automated nature of the small business loan operation, the Company envisions no need for greater resources and no material increase in operating expenses, although the Company's ability to make small business loans is subject to having excess liquidity and capital resources and proceeds from this Offering in excess of $500,000. See "Use of Proceeds."

The milestones of the Company's proposed small business loan operation and timeline indicating the number of months after receipt of proceeds when should be accomplished are as follows:

| Event or Milestone | Expected manner of occurrence or method of achievement | Timeline |
|---|---|---|
| Lending system and tool integration. | The Company will purchase the FICO credit-scoring tool and integrate it with its proprietary computerized loan administration system. | 1 month. |
| Origination of small business loans. | Subject to receiving proceeds from this Offering in excess of $500,000, the Company will solicit qualified prospective borrowers through direct marketing and advertise in its BanxQuote business finance center website alongside other participating financial service providers. Loan applications will be accepted online, by telephone, by mail or in person. | 2 months. |
| Loan portfolio of $4.5 million. | As it completes the sale of Certificates and it accelerates its direct marketing campaign, the Company expects to grow its loan portfolio to $4.5 million as contemplated herein. | 12 months. |

The Company has not previously made small business loans and may not be successful in overcoming the risks of developing and operating such a business. See "Risk Factors."

**Employees**

The Company has 7 full-time employees. None of the Company's employees are subject to collective bargaining agreements and the Company does not expect that any union organizing efforts will be undertaken with respect to its employees.

## Competition

The Company's business is highly competitive. Many media companies, such as Quicken, Informa, and Bankrate, and financial services companies, such as GE Capital, Ford Financial, Advanta, and American Express, are engaged in the same lines of business as the Company, including the business of making small business loans in which the Company intends to engage. The competition includes small banks and enterprises as well as national banks and corporations, many of which are substantially larger and have access to greater resources (including, without limitation, financial, marketing and administrative resources) than the Company. Small community banks in particular have traditionally exhibited a heavy concentration of small business loans emphasizing personal service and relationships. The growing credit scoring approach could also increase the number of competitors for small business borrowers by making it more feasible to sell pools of small business loans to investors through securitization. Institutional and individual investors may seek to fund small business loans if they can buy interests in securitized pools of homogenous small business loans with predictable cash flows. The market structure of small business lenders in the future may resemble the current credit card market because of the growing similarities in the production of the two types of loans. This transition would involve significant consolidation of small business lending. Additionally, many of the Company's larger competitors have corporate names or product brands that are considerably better known than the Company's. See "Risk Factors."

## Intellectual Property

All of the Company's products and source codes are protected by copyright. All of the Company's employees have signed confidentiality agreements and have agreed not to divulge to any third party any of the Company's confidential or proprietary information, such as collected market data, operating standards and procedures, marketing plans, or customer files and data. Under these confidentiality agreements, all of the company's employees are bound to abide by the Company's security and privacy policies and have expressly assigned to the Company the rights to its intellectual property. The Company intends to require all of its future employees and directors to sign such confidentiality agreements. The Company currently is not a party to any significant license agreement that is not otherwise part of its normal course of business of providing financial information. The Company owns the following trademarks and service marks: BanxQuote, Banx.com, Banx.Net, and BanxBid. The Company also owns numerous Internet domain names, including the following: banxcorp.com, banxquote.com, banx.com, banxbid.com, banx.net, and certain variations and derivatives thereof.

## Software Development Expenditures

The Company spent approximately $527,443 in company-sponsored software development during the last fiscal year and $118,358 during the last fiscal quarter, which represented approximately 51.41% and 57.69% of revenues, respectively. The Company expects to spend a similar percentage of revenues this fiscal year. See Part F/S, Financial Statements,

"Note (3) Computer Software Costs." There have been no research expenses during the last fiscal year and last fiscal quarter.

**Regulation**

The Company's small business lending activities must adhere to various state and federal laws affecting non-bank financial institutions, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, and the Fair Credit Reporting Act. The Company must also adhere to the usury laws in the jurisdictions in which it will make small business loans.

**Legal Proceedings**

No material legal proceedings are pending by or against the Company and, to the knowledge of the Company, none are contemplated against the Company.

## Item 7. Description of Property

The Company maintains its main office at 6 Palmer Avenue, Suite 2, Scarsdale, New York at a monthly rent of $1,823.00 under a lease agreement expiring on October 31, 2004. The capacity and condition of the Company's current office space is sufficient for its current and proposed business activities, although the Company may seek to lease or acquire space in another location. None of the Company's current lease contracts are with an affiliated party.

## Item 8. Directors, Executive Officers, And Significant Employees

The directors, executive officers and significant employees of the Company are as follows:

| Name | Age | Position |
|---|---|---|
| Norbert Mehl | 50 | Chairman, Chief Executive Officer and President, Director |
| Diana Mehl | 39 | Chief Financial Officer, Senior Vice President of Research & Development, Secretary/Treasurer, Director |
| Raul G. de Asis | 50 | Director |
| Roy P. Adams | 23 | Vice President of Information Services |
| Abu A. Thomas | 27 | Chief Technology Officer |
| Martina Janeckova | 26 | Relationship Manager |
| Jacob Dolman | 25 | Relationship Manager |
| Giuseppe Cristofaro | 22 | Relationship Manager |

As provided under the Company's Bylaws, the Company's Directors were elected at the annual meeting of stockholders and shall hold office until his or her successor is elected and qualified. The Board of Directors at its first meeting chose Norbert Mehl as Chairman of the Board, President, and Chief Executive Officer, and Diana Mehl as Chief Financial Officer, Senior Vice President, and Secretary/Treasurer. The officers of the Corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. See Exhibit E-1: "Bylaws." Roy P. Adams, Abu A. Thomas, Martina Janeckova, Jacob Dolman, and Giuseppe Cristofaro were hired and selected for their respective positions by the Company's Chief Executive Officer, pursuant to an "at will" employment arrangement.

Norbert Mehl is the Company's founder, Chairman, President, CEO and Director, and has served in these capacities since the Company's inception in 1984. Mr. Mehl is the Company's chief strategist and spokesperson, and has been regularly interviewed as a banking and money markets expert by leading financial media. Prior to starting the Company, Mr. Mehl was the representative of the World Trade Centers Association in Argentina and a member of its International Research & Development Committee, in which capacity he participated in numerous international trade conferences. Earlier in his professional business career, he was the Managing Partner of an engineering and construction company specializing in government contracts. He holds an M.B.A. degree from the University of Buenos Aires.

Diana Mehl is the Company's Chief Financial Officer, a Senior Vice President of Research & Development, Secretary/Treasurer and Director of the Company and has served in these capacities since 1989. Mrs. Mehl is responsible for the development of the Company's new products and technologies. In addition, she is responsible for monitoring and conducting internal reviews of the Company's mission-critical market data and transactional systems. She is also in charge of managing the Company's proprietary database input system and monitoring the traffic at the Company's websites. Prior to joining the Company, Mrs. Mehl was an Assistant Treasurer in the Corporate Trust Department of the Bankers Trust Company of New York. She holds an A.B. in Political Science from Barnard College and an M.B.A. degree from the Columbia University Graduate School of Business. Mrs. Mehl is the wife of Norbert Mehl.

Raul G. de Asis is a Director of the Company and has served in this capacity since July 2001. Most recently, Mr. de Asis was the Senior Vice President, General Manager, and Area Head of the North American Region for the Philippine National Bank, since 1997. He previously served as the Chief Financial Officer and Treasurer of Safra National Bank of New York, chairing the $2 billion bank's Asset-Liability Committee. Before this appointment, Mr. de Asis served in various executive roles at Republic National Bank of New York, an international banking institution with assets over $40 billion, functioning as a Bankers' Acceptances trader, a Eurobond trader, and as the assistant vice president of the Treasury Department Money Desk, where he managed the bank's Federal Funds positions. Mr. de Asis holds an M.B.A. degree from the Columbia University Graduate School of Business.

Roy P. Adams is the Vice President of Information Services of the Company and has served in this capacity since June 2000. He is responsible for managing the Company's various information technology projects. Mr. Adams also coordinates the integration of new technologies developed by the Company with its existing systems for use by the Company's customers and staff. Mr. Adams also assists senior management in matters related to corporate

development and strategic planning. In 1999, he served as the National Account Executive of the Company's BanxQuote marketplace. Mr. Adams holds a B.A. in Economics from Yale University and is a Yale Club of New York City Scholar.

Abu A. Thomas is the Chief Technology Officer at the Company and has served in this capacity since March 2000. He is responsible for designing, developing, analyzing, and implementing the Company's various websites and technologies and is in charge of data protection, disaster recovery programs, relational database hosting, database security, and database administration. Prior to joining the Company, Mr. Thomas was a Web Developer and a Programmer Analyst at PanAmSat, where his responsibilities included developing software applications and supporting the financial systems database. Mr. Thomas holds a B.S. in Electronics Engineering from the University of Kerala in India and an M.S. in Computer Science from the University of Bridgeport.

Martina Janeckova is a Relationship Manager at the Company and has served in this capacity since November 2001. She serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Ms. Janeckova was an Analyst at Pilot Financial where she reviewed financial statements for investment purposes. She holds a Master's degree in Economics from the VSB Technical University in the Czech Republic and a B.S. in Social Science from the State University of New York at Purchase.

Jacob Dolman is a Relationship Manager at the Company and has served in this capacity since December 2001. He serves as a liaison with the Company's customers and is responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Mr. Dolman was a Marketing Coordinator at 3M Nederland B.V. where he worked with a sales force to execute new marketing strategies. He holds a Master's degree in International Business from the University of Maastricht in the Netherlands.

Giuseppe Cristofaro will act as a Relationship Manager at the Company and will be serving in this capacity as of June 2002. He will serve as a liaison with the Company's customers and will be responsible for monitoring the accuracy of the information reported in the BanxQuote marketplace. Prior to joining the Company, Mr. Cristofaro was a Research Analyst with The Journal of Commerce Group, an Economic Research Assistant at Yale University and a Data Entry Assistant at Morgan Stanley Dean Witter. He is expecting a B.A. degree in Economics from Yale University in May 2002.

## Item 9. Remuneration Of Directors And Officers

Summary Compensation Table. The following table sets forth, for the last fiscal year, the aggregate annual compensation paid or accrued for the Company's 3 highest paid persons who are officers or directors, individually and as a group.

| Name of individual or identity of group | Capacities in which remuneration was received | Aggregate Remuneration |
|---|---|---|

| Norbert Mehl | President & CEO | $402,620 |
|---|---|---|
| Diana Mehl | CFO, SVP of Research & Development | $86,917 |
| Roy P. Adams | VP of Information Services | $100,087 |
| Executive Officers as a Group (3) | Salary and bonus | $629,585 |

The Company does not currently have an ongoing remuneration plan, performance formula or contractual payment arrangement to be made in the future with the individuals or group specified in the table above. Performance-based bonuses, incentive compensation arrangements and salary increases or reductions are generally based on the Company's overall revenue growth and profitability.

## Item 10. Security Ownership Of Management And Certain Shareholders

The following table sets forth the amount and percent of shares of Common Stock that, as of March 31, 2002, are deemed under the rules of the Securities and Exchange Commission (the "Commission") to be "beneficially owned" by each member of the Board of Directors of the Company, by each executive officer of the Company named in the Summary Compensation Table, by all directors and executive officers of the Company as a group, and by any person or "group" (as that term is used in the Securities Exchange Act of 1934, as amended) known to the Company as of that date to be a "beneficial owner" of more than 5% of the outstanding shares of Common Stock.

| Class of Shares | Name of Beneficial Owner | Number of Shares Owned | Percentage of Class |
|---|---|---|---|
| Common | Norbert Mehl | 1,500 | 100% |
| Common | All current Executive Officers and Directors as a Group | 1,500 | 100% |

The shares held by Mr. Mehl constitute all of the authorized shares of Common Stock of the Company.

## Item 11. Interest Of Management And Others In Certain Transactions

Not applicable.

## Item 12. Securities Being Offered

### The Certificates

This Offering Statement relates to the offer and sale of up to $5,000,000 in principal amount (the Offering) of unsecured, non-convertible, subordinated, fixed-rate investment certificates (the Certificates). The Certificates will be offered on an ongoing and continuous basis directly by the Company, with no minimum amount to be sold, and will be subordinated to all Senior Debt (as defined in the Glossary below) of the Company. Certificates may be purchased in a minimum principal amount of $1,000 or any greater amount. There are no provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets in relation to the issuance of Certificates. The Company may incur additional debt and issue additional securities as desired, although not presently contemplated, but will not withdraw cash deposited against such issuance. The Company reserves the right to withdraw, cancel, or modify the offer of securities at any time and may reject any offer to purchase Certificates in whole or in part.

This Offering Statement may not be used to purchase the Certificates unless accompanied by a pricing supplement setting forth the maturities and interest rates then being offered on the Certificates or the method of calculating current interest rates. "Business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

### Book-Entry Debt Securities

The Company will normally issue the Certificates in book-entry form only. This means that actual definitive Certificates or certificates will not be sent to the Certificate-holders. The Company will maintain a record of each Certificate-holder's beneficial ownership interest. The Company is entitled to treat the Certificate-holder shown on its records as the owner of the Certificate for all purposes. Certificates may be issued in the name of any two or more named persons as joint tenants with right of survivorship, as tenants in common, or as tenants by the entireties, and payment of principal and interest on any Certificates so issued will be made to the person or persons entitled to receive such payment as their interests may appear.

### How To Purchase Certificates

After a prospective Certificate-holder is furnished with the Offering Statement through his or her preferred means of delivery, the purchase of Certificates may be made by check, by wire transfer, by automated clearing house (ACH) electronic check, or by such other means as the Company shall from time to time determine, together with a signed and completed application.

#### *Investments By Check*

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and by sending a check to BanxCorp, 6 Palmer Avenue, Suite 2, Scarsdale, NY 10583. Checks must be payable to "BanxCorp". If the check and application are received by the Company in proper form before

3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated the next business day. If the completed application and check in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the second business day following the day of receipt. Checks are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking system.

### *Investments By Fedwire Transfer*

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and making payment by wiring Federal Funds to the Company. Federal Funds are a commercial bank's deposits in a Federal Reserve Bank and can be transferred on the same day from one bank which is a member of the Federal Reserve System to another bank which also is a member of the System. The instructions for wire transfers to the Company are set forth in the pricing supplement and application. The wire transfer detail must include the applicant's name and address. If both the completed application and the Federal Funds are received by the Company prior to 4:00 p.m. New York City time, the Certificate will be issued on and will be dated that business day and interest will begin to accrue on that day. If the completed application and Federal Funds are received after this time, the issue of the applicant's Certificate may be delayed or cancelled, or the date the applicant's Certificate begins to earn interest may be adjusted. The Company will not be responsible for delays in the funds wiring system.

### *Investments By ACH Electronic Check*

Applicants may purchase a Certificate by submitting a completed application by mail or online at the Company's website at www.banxcorp.com/investments/ and by instructing the Company to withdraw a specified amount of funds (minimum $1,000) from the applicant's pre-designated bank. The applicant must provide the Company with the bank routing number and the account number of the applicant's checking account. If both the ACH funds transfer and application are received by the Company in proper form before 3:00 p.m. New York City time on any business day, the Certificate will be issued to the applicant on and will be dated that business day. If both the completed application and ACH funds transfer in proper form are received by the Company after 3:00 p.m. New York City time on a business day or on a non-business day, the Certificate will be issued to the applicant on and will be dated the next business day following the day of receipt. ACH funds transfers are accepted subject to collection at full face value in U.S. funds and must be drawn on a bank located in the United States. Interest will begin to accrue on the applicant's Certificate the day it is issued. The Company will not be responsible for delays in the banking or ACH systems.

### Confirmation Of Purchase

Each time a Certificate is purchased, a confirmation of that purchase will be mailed or e-mailed to the Certificate-holder setting forth the terms of purchase. The application will request the prospective Certificate-holder's consent to receive information through the Internet and will advise the Certificate-holder of his or her right to revoke consent at any time and receive

information in paper format. If that consent is not given or is later revoked, then information will be delivered to the Certificate-holder in paper format via standard mail. The Offering Statement will be furnished to prospective Certificate-holders at least 48 hours prior to the delivery of the confirmation of purchase. It will be delivered with the confirmation of purchase, unless it has been delivered to that person at an earlier time. Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election.

### Interest And Interest Rates

Each Certificate generally will begin to accrue interest from the date it is originally issued and will bear interest at a fixed rate as set forth in the applicable pricing supplement. In the case of a zero-coupon Certificate, the fixed rate will be zero. Interest on the Certificates, other than a zero-coupon Certificate, will be paid on the first day of each month (each an "Interest Payment Date") beginning with the first day of the month following the month in which the Certificate is issued, except that if a Certificate is issued within the 10 days before an Interest Payment Date, the first interest payment will be made on the next succeeding Interest Payment Date.

Interest on the Certificates will be computed on the basis of a 360-day year of twelve 30-day months. If any day on which a payment is due with respect to a Certificate is not a business day, then the Certificate-holder will not be entitled to payment of the amount due until the following business day and no additional interest will be due as a result of such delay.

Investors may choose any of the following methods of interest payment: by check mailed to the address specified in the investor's application; by electronic funds transfer as specified in the investor's application; or by automatically adding interest payments to the principal amount of the Certificate which will then earn interest at the same rate as the rest of the Certificate. Certificate-holders may notify the Company at any time if they want to change their method of interest payment. Each change notification must comply with procedures established by the Company.

The interest rates of the Certificates will generally be at least 200 basis points higher than the average rate of certificates of deposit of comparable maturities available at the three largest banks by total asset size in New York. The Certificates are not FDIC-insured. See "Risk Factors." Interest rates on the Certificates may differ depending upon, among other things, their maturity and the interest rates in effect at the time an investor elects to purchase a Certificate. Current information on interest rates and maturities is available on the Company's website at www.banxcorp.com/investments/ or by calling toll-free 800-765-3000.

In addition to the interest rates payable as described above, the Company may pay additional interest, premiums or other benefits ("Additional Interest") on the Certificates, in the amounts, in the form, on the terms and at the times as it may determine from time to time. The Company may modify or discontinue Additional Interest payments at any time. For example, the Company may limit Additional Interest payments to Certificates of selected maturities or selected principal amounts, to only new investors, or to only current investors who are increasing or renewing their investments in the Certificates. The Company may limit Additional Interest to only current or new investors residing in one or more states or localities where the Company is

authorized to sell the Certificates. Also, the Company may limit Additional Interest to Certificates at or above a specified principal amount.

**Payment or Rollover At Maturity**

Applications to purchase Certificates will ask each applicant to specify whether, when the Certificate matures, the applicant wishes the Company to pay the principal amount of the Certificate together with accrued interest, or reinvest the principal amount of the Certificate in a new Certificate (the "Rollover Option"). Sixty days before the maturity of a Certificate, the Company will furnish to the Certificate-holder an updated Offering Statement along with a notice that will allow the Certificate-holder to change his or her rollover election. If the Certificate-holder chooses the Rollover Option, the new Certificate received will mature in the same number of years as the original Certificate, if Certificates of that term are offered by the Company at the time the Rollover Option is exercised. If Certificates with that term are not offered by the Company at the time of rollover, the Certificate-holder will receive a Certificate with a shorter term. If more than one shorter-term Certificate is then offered, the Certificate-holder will receive the shorter-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. If neither a Certificate of the same term as the Certificate-holder's original Certificate or a Certificate with a shorter term is then offered by the Company, the Certificate-holder will receive a Certificate with a longer term. If more than one longer-term Certificate is then offered, the Certificate-holder will receive the longer-term Certificate whose term is closest to the term of the Certificate-holder's original Certificate. In each case, the interest rate for the new Certificate will be the rate offered by the Company for such Certificates at the time the rollover occurs. Every Certificate rollover will be considered a new Certificate issuance and will count toward the $5,000,000 limit exempted under Regulation A.

If the Certificate-holder has chosen to receive monthly payments of interest on the Certificate, the Certificate-holder will receive an interest payment for the final interest period and the principal amount of the new Certificate will be the principal amount of the Certificate-holder's original Certificate. If the Certificate-holder has chosen to have interest payments on the original Certificate added to the principal amount, the principal amount of the new Certificate will be the total principal amount and reinvested interest of the Certificate-holder's original Certificate.

The Certificate-holder may, within 7 days of the maturity of the original Certificate, cancel the purchase of the new Certificate acquired under the Rollover Option and elect to receive repayment of the principal amount of the original Certificate as of the maturity of the Certificate-holder's original Certificate. If Certificates are not offered by the Company at the time the Rollover Option is to be exercised, the Certificate-holder will receive repayment of the principal amount of the original Certificate with accrued interest. If the Certificate-holder does not advise the Company of his or her preference prior to maturity of the Certificate, the principal amount of the Certificate and any accrued interest will be paid to the Certificate-holder by check or electronic funds transfer as described under "Interest and Interest Rates" above.

**No Prepayment Or Redemption**

The Certificates will not be subject to prepayment at the option of the Certificate-holder and will not be redeemable at the option of the Company before maturity.

**Repayment Upon Death**

If the applicable pricing supplement so states, the Company will, if requested, repay a Certificate prior to its maturity date upon the death of the beneficial owner of such Certificate as described below (the Survivor's Option). If the Survivor's Option is exercised, the Company will repay in whole or in part, as applicable, any Certificate properly tendered for repayment by or on behalf of the person (the Representative) that has authority to act on behalf of the deceased owner of the beneficial interest in the Certificate under the laws of the appropriate jurisdiction (including the personal representative, executor, surviving joint tenant or surviving tenant by the entireties of such deceased beneficial owner) at a price equal to 100% of the principal amount of the Certificate plus accrued interest to the date of repayment. Once made, a request to the Company to repurchase any Certificate (or portion thereof) pursuant to exercise of the Survivor's Option will be irrevocable. Any Certificate accepted for repayment pursuant to exercise of the Survivor's Option will be repaid as soon as practicable following receipt in proper form of a request and other materials described below.

In order for a Survivor's Option to be validly exercised with respect to any Certificate, the Company must receive from the Representative of the deceased owner:

- a written request for repayment signed by the Representative, and such signature must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. (the "NASD") or a commercial bank or trust company having an office or correspondent in the United States,

- appropriate evidence satisfactory to the Company that (a) the Representative has authority to act on behalf of the deceased beneficial owner, (b) the death of such beneficial owner has occurred and (c) the deceased was the owner of a beneficial interest in such Certificate at the time of death, and

- if applicable, a properly executed assignment or endorsement.

All questions as to the eligibility or validity of any exercise of the Survivor's Option will be determined by the Company, in its sole discretion, which determination will be final and binding on all parties. To initiate repurchase under the Survivor's Option the Representative should contact the Company by e-mail at investments@banx.com or by telephone at 800-765-3000. The death of a person owning a beneficial interest in a Certificate in joint tenancy or tenancy by the entirety will entitle the Representative of that person to redeem the Certificate under the Survivor's Option. The death of a person owning a beneficial interest in a Certificate by tenancy in common will entitle the Representative of that person to redeem under the Survivor's Option only that portion of the Certificate equal to the deceased holder's interest in the Certificate so held by tenancy in common. If, as a result of the redemption of a portion of a Certificate held by tenancy in common pursuant to this provision, the remaining principal amount of a Certificate is less than the $1,000 minimum principal amount, the Rollover Option may not be elected for that Certificate. If it is established that a deceased person was entitled to

substantially all of the beneficial interest of ownership of a Certificate during that person's lifetime, the person will be deemed to have been the holder of the Certificate for purposes of this provision, regardless of the registered holder. Such beneficial interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and trust arrangements where one person has substantially all of the beneficial ownership interest in the Certificate during his or her lifetime.

### Subordination

The Certificates will be offered on an ongoing and continuous basis by the Company, with no minimum amount required to be sold, and will be subordinate to all Senior Debt of the Company. As of the date of this Offering Statement, the Company has obtained a working capital term loan of $50,000 from The Bank of New York, a working capital term loan of $50,000 from JP Morgan Chase and lines of credit in the aggregate amount of $155,000 from JP Morgan Chase, The Bank of New York, Citibank and Textron Financial ("bank loans"). The bank loans constitute Senior Debt of the Company, and in the event of the Company's liquidation or dissolution, such indebtedness will be repaid prior to the repayment of principal and payment of interest on the Certificates. As of March 31, 2002, the Company had Senior Debt outstanding in the amount of $123.242. There is no limitation on the amount of Senior Debt the Company may incur. Any indebtedness of the Company, other than the Senior Debt, will have rights upon liquidation or dissolution of the Company, which ranks pari passu (that is, equally) in right of payment to the Certificates offered hereby. The Certificates will have no sinking fund and are not subject to any trust indenture.

### Certain Federal Income Tax Considerations

The discussion set forth below is a summary of certain of the U.S. federal income tax considerations that may be relevant to a prospective U.S. Holder (as defined below) who acquires Certificates on original issuance and who holds the Certificates as capital assets. This discussion is for general information only and does not purport to address all of the U.S. federal income tax consequences that may be applicable to a U.S. Holder, whose tax treatment may vary depending on such holder's particular situation. As used herein, the term "U.S. Holder" means a beneficial owner of a Certificate who or that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) a trust or estate the income of which is subject to U.S. federal income taxation regardless of its source.

A U.S. Holder of a Certificate will be required to report as income for U.S. federal income tax purposes interest earned on a Certificate in accordance with the U.S. Holder's method of tax accounting. Upon the sale, exchange or redemption of a Certificate, the U.S. Holder of such Certificate generally will recognize taxable gain or loss equal to the difference between (i) the amount realized (other than the portion of such amount, if any, attributable to accrued and unpaid interest not previously included in income, which amount will be treated as interest received), and (ii) the U.S. Holder's adjusted tax basis in the Certificate. Provided that the Certificate has been held for more than one year, any gain or loss recognized by the U.S. Holder generally will be a long-term capital gain or loss and, in the case of certain non-corporate U.S.

Holders (including individuals), will generally be subject to U.S. federal income tax at preferential rates.

A U.S. Holder of Certificates may be subject, under certain circumstances, to backup withholding at a 31% rate with respect to payments received with respect to the Certificates if the required information is not provided. Any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. Certain holders, including, among others, corporations, are not subject to backup withholding.

Each U.S. Holder should consult his or her own tax advisor with respect to the tax consequences of holding and disposing of Certificates.

## GLOSSARY

**Book-entry**: A method of recording and transferring ownership of securities electronically, eliminating the need for physical certificates.

**Certificate of deposit**: Short- or medium-term, interest-bearing debt instrument offered by banks and savings and loans that are generally insured by the FDIC.

**Equal Credit Opportunity Act**: United States law that ensures all consumers are given an equal chance to obtain credit.

**Escrow account**: Account established with a non-related third party for the custody or deposit of funds to be delivered upon fulfillment of certain terms and conditions, as provided under a written agreement.

**Fair Credit Reporting Act**: United States law designed to promote accuracy and to ensure the privacy of information used in consumer credit reports.

**Fixed-rate investment**: Short- or medium term debt instrument yielding a fixed interest rate over the course of its term; does not imply FDIC or any other insurance.

**Non-convertible debt**: General debt obligation of a corporation which cannot be exchanged for common shares of the issuing corporation.

**Rollover option**: Option allowing the certificate-holder to renew the term of the certificate upon maturity at the then-prevailing interest rate for that maturity.

**Securitization**: Process whereby assets, such as installment loans, mortgages or credit card receivables, are pooled and pass-through security interests in the pool are sold, typically to institutional investors.

**Senior debt**: Debt that, in the event of bankruptcy, must be repaid before subordinated debtholders receive any payment.

**Sinking fund**: Fund into which a company methodically sets aside funds over time in order to retire its debt in the future.

**Subordinated debt**: Debt over which senior debt takes priority. In the event of bankruptcy, subordinated debtholders receive payment only after senior debt claims are paid in full.

**Trust indenture**: A trust indenture establishes a trust relationship in which a trustee is appointed to represent the interests of the Certificate-holders.

**Truth-in-Lending Act**: United States law that requires lenders to disclose the terms and costs of all loan plans, including the annual percentage rate, points and fees; the total of the principal amount being financed; payment due date and terms, including any balloon payment where applicable and late payment fees; features of variable-rate loans, including the highest rate the lender would charge, how it is calculated and the resulting monthly payment; total finance charges; whether the loan is assumable; application fee; annual or one-time service fees; pre-payment penalties; and, where applicable, confirm for you the address of the property securing the loan.

**Unsecured debt**: Debt that does not identify specific assets that can be taken over by the debtholder in case of default.

**Usury**: Act of charging an illegally high rate of interest on a loan.

**Zero-coupon certificate**: Certificates that do not pay interest during their stated term but, instead, are issued at a deep discount from their face value, which is the amount a certificate will be worth when it matures. At maturity the zero-coupon certificate-holder will receive a lump sum payment equal to the initial investment plus an implied interest rate that has accrued.


## PART F/S -- FINANCIAL STATEMENTS

The Company's unaudited financial statements for the three months ending March 31, 2002 and audited financial statements for the three years ending December 31, 2001 are included in this Offering Statement as pages F-1 to F-14 and F-15 to F-28, respectively.

# BANXCORP

## FINANCIAL STATEMENTS

### THREE MONTHS ENDED MARCH 31, 2002
### (UNAUDITED)

## CONTENTS

(PAGE DELIBERATELY LEFT BLANK)

# BANXCORP

## BALANCE SHEET

### MARCH 31, 2002
### (UNAUDITED)

## ASSETS

| | | |
|---|---:|---:|
| Currents assets: | | |
| Cash and cash equivalents | | $ 7,174 |
| Accounts receivable | | 117,291 |
| Total current assets | | 124,465 |
| | | |
| Property and equipment: | | |
| Computer equipment | $ 46,510 | |
| Office furniture and equipment | 10,914 | |
| | 57,424 | |
| Less: accumulated depreciation | 56,799 | |
| Net property and equipment | | 625 |
| | | |
| Other assets: | | |
| Computer software development costs, net of accumulated amortization of $874,327 | 752,665 | |
| Security deposits | 8,300 | |
| Total other assets | | 760,965 |
| Total assets | | $ 886,055 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
| | |
|---|---:|
| Lines of credit | $ 35,000 |
| Notes payable - current portion | 18,834 |
| Accounts payable and accrued expenses | 2,624 |
| Payroll taxes payable | 21,150 |
| Deferred income taxes payable | 8,700 |
| Deferred revenue | 107,896 |
| | |
| Total current liabilities | 194,204 |

Long-term liability:
| | |
|---|---:|
| Notes payable - long-term portion | 69,408 |
| | |
| Total liabilities | 263,612 |

Stockholder's equity:
| | | |
|---|---:|---:|
| Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding | $ 78,287 | |
| Additional paid in capital | 617,213 | |
| Retained deficit | ( 73,057) | |
| | | |
| Total stockholder's equity | | 622,443 |
| | | |
| Total liabilities and stockholder's equity | | $ 886,055 |

See notes to financial statements.

# BANXCORP

## STATEMENT OF OPERATIONS

## THREE MONTHS ENDED MARCH 31, 2002

## (UNAUDITED)

| | | |
|---|---:|---:|
| Revenue | | $ 205,151 |
| | | |
| Operating expenses: | | |
| Compensation and employee benefits | $ 57,226 | |
| Amortization of software development costs | 102,265 | |
| Communications and occupancy | 14,746 | |
| Computer expenses | 4,414 | |
| Other operating expenses | 27,359 | |
| | | |
| Total operating expenses | | 206,010 |
| | | |
| Loss from operations | | ( 859) |
| | | |
| Other income (expenses): | | |
| Interest income | 20 | |
| Interest expense | ( 1,499) | |
| | | |
| Total other income (expense) | | ( 1,479) |
| | | |
| Loss before income taxes | | ( 2,338) |
| | | |
| Income taxes (benefit): | | |
| Deferred | ( 4,925) | |
| Current | 325 | |
| | | |
| Total income taxes (benefit) | | ( 4,600) |
| | | |
| Net income | | $ 2,262 |
| | | |
| Earnings per common share: | | |
| Net income (loss) per share | | $ 22.62 |

See notes to financial statements.

# BANXCORP

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### THREE MONTHS ENDED MARCH 31, 2002
### (UNAUDITED)

| | Common stock | | Additional paid-in capital | | Retained earnings (deficit) | | Total stockholder's equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| Balances, January 1, 2002 | 100 | $ 78,287 | $ | 617,213 | $ | (75,319) | $ 620,181 |
| Net income | - | - | | - | | 2,262 | 2,262 |
| Balances, March 31, 2002 | 100 | $ 78,287 | $ | 617,213 | $ | (73,057) | $ 622,443 |

See notes to financial statements.

# BANXCORP

## STATEMENT OF CASH FLOWS

### THREE MONTHS ENDED MARCH 31, 2002
### (UNAUDITED)

| | | |
|---|---:|---:|
| **Cash flows from operating activities:** | | |
| Net income | $ | 2,262 |
| Adjustment to reconcile net income to net cash | | |
| provided by operating activities | | |
| Amortization | | 102,265 |
| | | |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | | 25,619 |
| Security deposits | | 6,720 |
| | | |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | | ( 13,629) |
| Deferred revenue | | ( 11,964) |
| Payroll taxes payable | | ( 18,132) |
| Deferred income taxes payable | | ( 4,925) |
| | | |
| Net cash provided by operating activities | | 88,216 |
| | | |
| **Cash flows from investing activities:** | | |
| Acquisition of property and equipment | ($ 625) | |
| Capitalized computer software development costs | ( 118,358) | |
| | | |
| Net cash used in investing activities | | ( 118,983) |
| | | |
| **Cash flow from financing activities:** | | |
| Principal payments on notes payable | ( 4,230) | |
| Principal payments on lines of credit | ( 17,090) | |
| | | |
| Net cash used in financing activities | | ( 21,320) |
| | | |
| Net decrease in cash and cash equivalents | | ( 52,087) |
| | | |
| Cash and cash equivalents, beginning of period | | 59,261 |
| | | |
| Cash and cash equivalents, end of period | | $ 7,174 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Interest paid | | $ 1,499 |
| Income taxes paid | | 325 |

See notes to financial statements.

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS

### THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(1) Description of business:

BanxCorp (the "Company") was incorporated in the State of New York and began business in August 1984. In October 1990, The Company was redomesticated in Delaware. The Company's BanxQuote service is used as a source for daily and real time quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. The Company's BanxQuote service is available on its own internet website, as well as through a syndicate of co-branded websites in partnership with various media and financial organizations. The Company also licenses its data and proprietary financial applications to third parties.

(2) Summary of significant accounting policies:

(A) Method of accounting:

The Corporation prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and when the amount and timing of the revenue can be reasonably estimated. Expenses are recognized when they occur.

(B) Accounts receivable:

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At March 31, 2002, no allowance for uncollectible accounts was considered necessary.

(C) Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are charged to operations in the period incurred.

For federal tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

(D) Revenue recognition:

The Company derives all of its revenue from its BanxQuote services, representing the Company's sole reportable business segment. These services are invoiced on a quarterly basis prior to the beginning of the quarter and recorded as deferred revenue. The deferred revenue is amortized on a straight-line basis and recognized as income monthly after services have been rendered. In accordance with revenue recognition pronouncements, specifically Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") issued in December 1999, and in accordance with the Company's historical accounting policies and reporting practices, the Company records all related obligations associated with the related net revenue at its point of recognition.

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

## THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(2) **Summary of significant accounting policies - cont'd:**

(E) **Income taxes**

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences relate primarily to the future effects of net operating loss carryforwards and deferred revenue.

(F) **Use of estimates:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(G) **Cash and cash equivalents:**

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(3) **Computer software costs:**

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on cost recognition principles. Certain costs are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, are expensed as incurred. Costs included as a long-lived once the capitalization period has begun are the following: external direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employee who are directly associated with and devote time to the internal use software project, and interest costs capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost.

## BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

## THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

### (3) Computer software costs – cont'd:

Capitalized costs and accumulated amortization as of March 31, 2002 are as follows:

|  | **2002** |
|---|---|
| Computer software development costs | $ 1,626,992 |
| Less: accumulated amortization | 874,327 |
|  | $ 752,665 |

Amortization expense charged to operations for the three months ended March 31, 2002 was $102,265.

### (4) Lines of credit:

The following schedule represents the outstanding balances and terms on the lines of credit, as they existed at March 31, 2002:

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.5%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on May 30, 2002, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was. $ -0-

The Company has a line of credit agreement with another financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on October 9, 2002, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was. -0-

**BANXCORP**

## NOTES TO FINANCIAL STATEMENTS
### (CONTINUED)

### THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(4) Lines of credit – cont'd:

The Company has a line of credit agreement with another finance company that provides for maximum borrowings up to $30,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are unsecured. The line of credit expires in May 2002, at which point the finance company will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.      -0-

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.0%. Borrowings on this facility are secured by the Company's assets and personal guarantee from the shareholder. The line of credit expires on February 3, 2003, at which point the financial institution will re-evaluate the credit facility. As of March 31, 2002, the outstanding balance against this line was.     35,000

Total outstanding balances on lines of credit     $ 35,000

(5) Notes payable:

The following schedule represents the outstanding balances and terms on the notes payable, as they existed at March 31, 2002:

Note payable to a financial institution due June 19, 2004, in monthly installments of $1,566 for thirty six months including interest at 7.950% per annum, secured by the Company's assets and personal guarantee from the shareholder.     $ 38,242

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(5) Notes payable – cont'd:

| | |
|---|---:|
| Note payable to another financial institution due December 21, 2007, in monthly installments of interest only at 2.75% per annum for the first twelve months, then fixed principal payments of $833 per month plus interest at prime for sixty months, secured by the Company's assets and personal guarantee from the shareholder. | 50,000 |
| Total debt | 88,242 |
| Less: current portion | 18,834 |
| Long-term portion | $ 69,408 |

The amount of notes payable in each of the following five years is:

| Year | Amount |
|---|---:|
| 2003 | $ 18,834 |
| 2004 | 27,684 |
| 2005 | 21,724 |
| 2006 | 10,000 |
| 2007 and thereafter | 10,000 |
| Total | $ 88,242 |

(6) Income Taxes:

The Company has not provided a provision for Federal or New York State income taxes because it experienced a net operating tax loss in the current period. The Company has total net operating loss carryforwards of approximately $77,500, which will expire through 2022. The Company's current tax provision of $325 for the three months ended March 31, 2002, represents the New York State Franchise minimum tax.

The Company has a net deferred tax liability of $ 8,700 as of March 31, 2002. The net liability is comprised of a deferred tax asset of $12,500, relating to the net operating loss carryforwards and a deferred tax liability of $21,200, which is generated from deferred revenue.

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)

(7) Risks – cont'd:

(A) Industry risk:

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key management personnel, successful development and marketing of its products and services, and the continued acceptance of the Internet as a medium for electronic commerce. Further, during the period required to develop viable services and sources of revenue, the company may require additional funds that may not be readily available.

(B) Concentration of credit risk:

The Company performs services to, and extends credit to, customers in the United States. Although the Company is directly affected by the well being of these entities, management does not believe a significant credit risk exists.

(8) Commitments and contingencies:

The Company leases office space and computer equipment under long term operating lease agreements that expire through November 2004.

The Company leases its office space in Scarsdale, New York under a lease that expires in November 2004. The lease is for three years and requires 36 monthly payments of $1,823.

The Company has various equipment leases for computers with a financing company. The leases are for three years and expire at various times through January 2004.

The following is a schedule of future minimum rental payments required under operating leases as of March 31, 2002.

Years ending March 31,

| | |
|---|---|
| 2003 | $ 43,099 |
| 2004 | 24,610 |
| 2005 | 12,761 |
| | $ 80,470 |

Rental expense charged to operations for the three months ended March 31, 2002, was approximately $13,500.

## BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONCLUDED)

## <u>THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)</u>

(9) Simple IRA plan:

The Company sponsors an employee pension plan covering substantially all of its employees. The plan permits the employer to match employee contributions up to 3% of their salary. Contributions of $4,058 were made for the three months ended 2002.

BANXCORP

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

CONTENTS

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
BanxCorp
Scarsdale, New York

We have audited the balance sheet of BanxCorp as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BanxCorp as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BanxCorp December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
February 1, 2002

**MARTIN ZUKOFF, P.A.**
**CERTIFIED PUBLIC ACCOUNTANT**
**2523 Bona Road**
**Wilmington, DE 19810**

---

**(302) 478-4734   Fax (302) 478-5807**

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of BanxCorp:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of BanxCorp at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Martin Zukoff, P.A.

Wilmington, Delaware
July 31, 2001

# BANXCORP

## BALANCE SHEETS

### DECEMBER 31, 2001, 2000, AND 1999

| ASSETS | 2001 | 2000 | 1999 |
|---|---|---|---|
| Currents assets: | | | |
| Cash and cash equivalents | $ 59,261 | $ 112,100 | $ 22,589 |
| Accounts receivable | 142,910 | 240,139 | 198,491 |
| Prepaid expenses | - | 6,000 | 34,999 |
| Total current assets | 202,171 | 358,239 | 256,079 |
| | | | |
| Property and equipment: | | | |
| Computer equipment | 46,510 | 46,510 | 46,510 |
| Office furniture and equipment | 10,289 | 10,289 | 6,700 |
| | 56,799 | 56,799 | 53,210 |
| Less: accumulated depreciation | 56,799 | 56,799 | 53,210 |
| Net property and equipment | - | - | - |
| | | | |
| Other assets: | | | |
| Computer software development costs, net of accumulated amortization of $772,062, $387,945, and $142,238, respectively | 736,572 | 593,246 | 336,848 |
| Security deposits | 15,020 | 15,837 | 15,725 |
| Total other assets | 751,592 | 609,083 | 352,573 |
| | | | |
| Total assets | $ 953,763 | $ 967,322 | $ 608,652 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

|  | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current liabilities: |  |  |  |
| Lines of credit | $ 52,090 | $        - | $        - |
| Notes payable - current portion | 16,014 | - | - |
| Accounts payable and accrued expenses | 16,253 | 2,900 | 12,292 |
| Payroll taxes payable | 39,282 | 28,229 | 26,442 |
| Deferred income taxes payable | 13,625 | - | - |
| Deferred revenue | 119,860 | 240,693 | 234,493 |
| Total current liabilities | 257,124 | 271,822 | 273,227 |
| Long-term liability: |  |  |  |
| Notes payable – long-term portion | 76,458 | - | - |
| Total liabilities | 333,582 | 271,822 | 273,227 |
| Stockholder's equity: |  |  |  |
| Common stock, no par value; 1,500 shares authorized; 100 shares issued and outstanding | 78,287 | 78,287 | 78,287 |
| Additional paid in capital | 617,213 | - | - |
| Retained earnings (deficit) | ( 75,319) | 617,213 | 257,138 |
| Total stockholder's equity | 620,181 | 695,500 | 335,425 |
| Total liabilities and stockholder's equity | $ 953,763 | $ 967,322 | $ 608,652 |

See independent auditors' report and notes to financial statements.

-4-

# BANXCORP

## STATEMENTS OF OPERATIONS

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

|  | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenue | $ 1,025,937 | $ 1,422,372 | $ 1,090,403 |
| **Operating expenses:** |  |  |  |
| Compensation and employee benefits | 423,204 | 500,099 | 361,865 |
| Amortization of software development costs | 384,117 | 244,307 | 111,959 |
| Communications and occupancy | 131,395 | 134,254 | 94,464 |
| Computer expenses | 44,529 | 45,313 | 33,748 |
| Other operating expenses | 90,532 | 111,085 | 116,486 |
| Total operating expenses | 1,073,777 | 1,035,058 | 718,522 |
| Income (loss) from operations | ( 47,840) | 387,314 | 371,881 |
| **Other income (expenses):** |  |  |  |
| Interest income | 1,168 | 2,541 | 251 |
| Interest expense | ( 3,095) | - | - |
| Total other income (expense) | ( 1,927) | 2,541 | 251 |
| Income (loss) before income taxes | ( 49,767) | 389,855 | 372,132 |
| **Income taxes:** |  |  |  |
| Deferred | 13,625 | - | - |
| Current | 11,927 | 14,840 | 50,808 |
| Total income taxes | 25,552 | 14,840 | 50,808 |
| Net income (loss) | ($ 75,319) | $ 375,015 | $ 321,324 |
| **Earnings per common share:** |  |  |  |
| Net income (loss) per share | ($ 753.19) | $ 3,750.15 | $ 3,213.24 |

See independent auditors' report and notes to financial statements.

# BANXCORP

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

|  | Common stock | | Additional paid-in capital | Retained earnings (deficit) | Total stockholder's equity |
|---|---|---|---|---|---|
|  | Shares | Amount |  |  |  |
| Balances, January 1, 1999 | 100 | $ 78,287 | $ - | $ 87,851 | $ 166,138 |
| Net income | - | - | - | 321,324 | 321,324 |
| Stockholders distributions | - | - | - | (151,977) | (151,977) |
| Balances, December 31, 1999 | 100 | 78,287 | - | 257,198 | 335,485 |
| Net income | - | - | - | 375,015 | 375,015 |
| Stockholders distributions | - | - | - | (15,000) | (15,000) |
| Balances, December 31, 2000 | 100 | 78,287 | - | 617,213 | 695,500 |
| Transfer of balance of undistributed earnings to additional paid-in capital upon termination of Subchapter S election | - | - | 617,213 | (617,213) | - |
| Net loss | - | - | - | (75,319) | (75,319) |
| Balances, December 31, 2001 | 100 | $ 78,287 | $ 617,213 | $ (75,319) | $ 620,181 |

See independent auditors' report and notes to financial statements

# BANXCORP

## STATEMENTS OF CASH FLOWS

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

|  | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities:** |  |  |  |
| Net income (loss) | ($ 75,319) | $ 375,015 | $ 321,324 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities |  |  |  |
| Amortization | 384,117 | 244,307 | 111,959 |
| Depreciation | - | 4,989 | 2,285 |
| (Increase) decrease in operating assets: |  |  |  |
| Accounts receivable | 97,229 | ( 41,648) | ( 80,529) |
| Prepaid expenses | 6,000 | 29,000 | ( 35,000) |
| Security deposits | 817 | ( 112) | ( 15,140) |
| Increase (decrease) in operating liabilities: |  |  |  |
| Accounts payable and accrued expenses | 13,353 | ( 9,332) | ( 14,667) |
| Deferred revenue | ( 120,833) | 6,200 | 201,493 |
| Payroll taxes payable | 11,053 | 1,786 | 15,555 |
| Deferred income taxes payable | 13,625 | - | - |
| Net cash provided by operating activities | 330,042 | 610,205 | 507,280 |
| **Cash flows from investing activities:** |  |  |  |
| Acquisition of property and equipment | - | ( 3,589) | ( 1,037) |
| Capitalized computer software development costs | ( 527,443) | ( 502,105) | ( 289,631) |
| Net cash used in investing activities | ( 527,443) | ( 505,694) | ( 290,668) |
| **Cash flow from financing activities:** |  |  |  |
| Distributions to stockholder | - | ( 15,000) | ( 151,977) |
| Proceeds from notes payable | 100,000 | - | - |
| Principal payments on notes payable | ( 7,528) | - | - |
| Proceeds from lines of credit | 303,324 | - | - |
| Principal payments on lines of credit | ( 251,234) | - | ( 50,000) |
| Net cash provided by (used in) financing activities | 144,562 | ( 15,000) | ( 201,977) |
| Net increase in cash and cash equivalents | ( 52,839) | 89,511 | 14,635 |
| Cash and cash equivalents, beginning of year | 112,100 | 22,589 | 7,954 |
| Cash and cash equivalents, end of year | $ 59,261 | $ 112,100 | $ 22,589 |

| Supplemental disclosure of cash flow information: |  |
|---|---|
| Interest paid | $ 3,095 |
| Income taxes paid | 11,927 |

Schedule of Non-cash Investing and Financing Transactions:
Effective January 1, 2001, the Company transferred its undistributed earnings to additional paid-in capital due to the revocation of its Subchapter S election. See Note 2(D) to the financial statements for more information.

See independent auditors' report and notes to financial statements.

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(1) **Description of business**:

BanxCorp (the "Company") was incorporated in the State of New York and began business in August 1984. In October 1990, The Company was redomesticated in Delaware. The Company's BanxQuote service is used as a source for daily and real time quotes on deposits and loans from financial institutions in all fifty states, with state-by-state, regional and national composite benchmarks. The Company's BanxQuote service is available on its own internet website, as well as through a syndicate of co-branded websites in partnership with various media and financial organizations. The Company also licenses its data and proprietary financial applications to third parties.

(2) **Summary of significant accounting policies**:

(A) **Method of accounting:**

The Corporation prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when amounts are earned and when the amount and timing of the revenue can be reasonably estimated. Expenses are recognized when they occur.

(B) **Accounts receivable:**

Accounts are charged to bad debt expense, as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2001, no allowance for uncollectible accounts was considered necessary.

(C) **Property and equipment:**

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes. Expenditures for maintenance and repairs are charged to operations in the period incurred.

For federal tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system.

(D) **Revenue recognition:**

The Company derives all of its revenue from its BanxQuote services, representing the Company's sole reportable business segment. These services are invoiced on a quarterly basis prior to the beginning of the quarter and recorded as deferred revenue. The deferred revenue is amortized on a straight-line basis and recognized as income monthly after services have been rendered. In accordance with newly developed revenue recognition pronouncements, specifically Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101") issued in December 1999, and in accordance with the Company's historical accounting policies and reporting practices, the Company records all related obligations associated with the related net revenue at its point of recognition. The Company adopted SAB 101 during the current year ended December 31, 2001; such adoption did not materially impact the financial position or results of operations.

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(2) Summary of significant accounting policies - cont'd:

(E) Income taxes

The Company uses the liability method to determine its income tax expense as required under the Statement of Financial Accounting Standards No. 109 ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences relate primarily to the future benefits of net operating loss carryforwards and deferred revenue.

Effective January 1, 2001, the Company revoked its Subchapter S election and converted to a Subchapter C corporation. In accordance with SAB Topic 4.B, the Company transferred its undistributed earnings to additional paid-in capital as of January 1, 2001, the date its Subchapter S election terminated. No retroactive adjustments to deferred taxes were required due to the change in tax status. Prior to the revocation of the Subchapter S election the Company stockholder reported the net taxable income or loss of the Company in their personal tax return. Therefore, no provisions for Federal Corporation or New York State Franchise taxes, except for the New York State Franchise tax on S corporations and city general corporation tax, when applicable.

(F) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(G) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(3) Computer software costs:

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires capitalization of certain costs incurred in connection with developing or obtaining software for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on cost recognition principles.

## BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(3) Computer software costs – cont'd:

Certain costs are capitalized and amortized on a straight-line basis over three years. Costs for general and administrative expenses, overhead, maintenance and training, are expensed as incurred. Costs included as a long-lived once the capitalization period has begun are the following: external direct costs of materials and services consumed in developing or obtaining internal use computer software, payroll and payroll related costs for employee who are directly associated with and devote time to the internal use software project, and interest costs capitalized in accordance with SFAS No. 34, Capitalization of Interest Cost.

Capitalized costs and accumulated amortization as of December 31, 2001, 2000, and 1999 are as follows:

|  | 2001 | 2000 | 1999 |
|---|---|---|---|
| Computer software development costs | $ 1,508,634 | $ 981,191 | $ 479,086 |
| Less: accumulated amortization | 772,062 | 387,945 | 142,238 |
|  | $ 736,572 | $ 593,246 | $ 336,848 |

Amortization expense charged to operations for the years ended December 31, 2001, 2000, and 1999 were $384,117, $244,307, and $111,959, respectively.

(4) Lines of credit:

The following schedule represents the outstanding balances and terms on the lines of credit, as they existed at December 31, 2001:

The Company has a line of credit agreement with a financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus 1.5%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on May 30, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.                      $ 23,500

The Company has a line of credit agreement with another financial institution that provides for maximum borrowings up to $50,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are secured by the Company's assets. The line of credit expires on October 9, 2002, at which point the financial institution will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.                      28,590

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(4) **Lines of credit – cont'd:**

The Company has a line of credit agreement with another finance company that provides for maximum borrowings up to $30,000, with interest payable at the prime rate plus ½%. Borrowings on this facility are unsecured. The line of credit expires in May 2002, at which point the finance company will re-evaluate the credit facility. As of December 31, 2001, the outstanding balance against this line was.

|  | -0- |
|---|---|
| Total outstanding balances on lines of credit | $ 52,090 |

(5) **Notes payable:**

The following schedule represents the outstanding balances and terms on the notes payable, as they existed at December 31, 2001:

| | |
|---|---|
| Note payable to a financial institution due June 19, 2004, in monthly installments of $1,566 for thirty six months including interest at 7.950% per annum, secured by the Company's assets and personal guarantee from the shareholder. | $ 42,472 |
| Note payable to another financial institution due December 21, 2007, in monthly installments of interest only at 2.75% per annum for the first twelve months, then fixed principal payments of $833 per month plus interest at prime for sixty months, secured by the Company's assets and personal guarantee from the shareholder. | 50,000 |
| Total debt | 92,472 |
| Less: current portion | 16,014 |
| Long-term portion | $ 76,458 |

The amount of notes payable in each of the following five years is:

| Year | Amount |
|---|---|
| 2002 | $ 16,014 |
| 2003 | 27,335 |
| 2004 | 19,123 |
| 2005 | 10,000 |
| 2006 and thereafter | 20,000 |
| Total | $ 92,472 |

# BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONTINUED)

### YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(6) Income Taxes:

The Company has not provided a provision for Federal or New York State income taxes because it experienced a net operating tax loss in the current period. This tax net operating loss carryforward of approximately $75,000 will expire in 2021. The Company is liable for New York City ("City") alternative minimum tax. The Company's current tax provision is $11,927 for the year ended December 31, 2001. The Company relocated out of the City in the third quarter of 2001 and will not be liable for City taxes in the future.

The Company's has a net deferred tax liability of $ 13,625 as of December 31, 2001. The net liability is comprised of deferred tax assets of $12,000 relating to the net operating loss carryforward and a deferred tax liability of $25,625 generated from deferred revenue.

(7) Risks:

(A) Industry risk:

The Company is subject to the risks and challenges associated with other companies at a similar stage of development, including dependence on key management personnel, successful development and marketing of its products and services, and the continued acceptance of the Internet as a medium for electronic commerce. Further, during the period required to develop viable services and sources of revenue, the company may require additional funds that may not be readily available.

(B) Concentration of credit risk:

The Company performs services to, and extends credit to, customers in the United States. Although the Company is directly affected by the well being of these entities, management does not believe a significant credit risk exists.

(8) Commitments and contingencies:

The Company leases office space and computer equipment under long term operating lease agreements that expire through November 2004.

The Company leases its office space in Scarsdale, New York under a lease that expires in November 2004. The lease is for three years and requires 36 monthly payments of $1,823.

The Company also still has one payment of $6,250 remaining on its former office location in New York City, New York. The lease expires January 2002 and the office was closed in October 2001. The final rent payment was applied against its security deposit in January 2002 and the balance of security deposit was refunded.

## BANXCORP

## NOTES TO FINANCIAL STATEMENTS
## (CONCLUDED)

## YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

(8) Commitments and contingencies – cont'd:

The Company has various equipment leases for computers with a financing company. The leases are for three years and expire at various times through January 2004.

The following is a schedule of future minimum rental payments required under operating leases as of December 31, 2001.

| Years ending December 31, | |
|---|---|
| 2002 | $ 55,066 |
| 2003 | 27,710 |
| 2004 | 18,441 |
| | $ 101,217 |

Rental expense charged to operations for the year ended December 31, 2001, was approximately $89,000.

(9) Simple IRA plan:

The Company sponsors an employee pension plan covering substantially all of its employees. The plan permits the employer to match employee contributions up to 3% of their salary. Contributions of $15,708 were made in 2001.

(10) Relocation:

During the fiscal year, the operation of BanxCorp relocated to Scarsdale, New York from New York City. The New York City office effectively closed operations on October 1, 2001. The cost of the relocation was approximately $10,000.

(11) Prior auditor:

The financial statements of the Company as of December 31, 2000 and 1999, and for the years ended December 31, 2000 and 1999, were audited by other auditors, whose report, dated July 31, 2001 was in compliance with applicable licensing requirements of the State of Delaware, where the Company is incorporated, but not with the State of New York's licensing requirements were the Company is currently located.

(12) Financial statement presentation:

Certain amounts in the 2000 and 1999 financial statements have been reclassified to the 2001 presentation.

# PART III

## EXHIBITS

### *Index to Exhibits*

| | |
|---|---|
| Charter and Bylaws | E-1 |
| Specimen Certificate (No certificate will be used; the Certificates will be issued in book-entry form) | n/a |
| Specimen subscription agreement | E-16 |
| Pricing Supplement | E-149 |
| Sample Confirmation of Purchase | E-150 |
| Material contracts | |
|     a. Loan agreements | E-18 E-129 E-143 and E-154 |
|     b. Lease for office space | E-38 |
|     c. Confidentiality agreements | E-122 |
| Consent of accountants | E-134 E-151 and E-171 |
| Opinion re: legality of Certificates | E-135 |
| Opinion re: banking regulations | E-147 |
| Opinion re: book-entry form and rights of Certificate-holders | E-152 |
| Sales material | E-136 |

# FRANK B. BALDWIN
### COUNSELOR AT LAW
### 2200 LOCUST STREET
### PHILADELPHIA, PENNSYLVANIA 19103

TELEPHONE: 215.735.1234
FAX: 215.735.1237
email: fbbaldwin@aol.com

May 13, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     **BanxCorp**

Ladies and Gentlemen:

I have acted as counsel to BanxCorp., a Delaware corporation (the "Issuer"), in connection with the offering of $5,000,000 of Investment Certificates pursuant to an Offering Statement filed on November 2, 2001 with the Securities and Exchange Commission under Regulation A, as amended by a filing dated February 8, 2002, and as further amended by filings dated April 8, 2002, May 1, 2002, and May 13, 2002.

This letter serves to satisfy the opinion of counsel requirement in connection with that registration.

In my opinion, the securities being registered will, when sold, be legally issued, fully paid and non-assessable, and will be legally binding obligations of the Issuer.

Very truly yours,

Frank B. Baldwin

Frank B. Baldwin

E-135

## INDEPENDENT AUDITOR'S CONSENT

We hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated February 1, 2002 on the financial statements of BanxCorp for the year ended 2001 contained in such Offering Statement.

*Weintraub & Associates, LLP*

WEINTRAUB & ASSOCIATES, LLP
White Plains, New York
May 10, 2002

## INDEPENDENT AUDITOR'S CONSENT

I hereby consent to the use in this Form 1-A Offering Statement and Offering Circular of BanxCorp, relating to the offering of $5,000,000 of Investment Certificates of our report dated July 31, 2001 on the financial statements of BanxCorp for the years 2000 and 1999 contained in such Offering Statement.

Martin Zukoff, CPA
Wilmington, Delaware
May 10, 2002

E- 171

## SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scarsdale, State of New York, on May 13, 2002.

BANXCORP

By: _____
Norbert Mehl, President


This offering statement has been signed by the following persons in the capacities and on the dates indicated.

_____
Norbert Mehl, Chief Executive Officer, Director

_____
Diana Mehl, Chief Financial Officer, Director